                                                               Exhibit 12

                           SIERRA PACIFIC RESOURCES
         Ratio of Earnings to Fixed Charges and Preferred Dividends
                            (Dollars in Thousands)


                                                      Combined Proforma(1)
                                     SPR (a)           SPR (b)                      Combined (c)
                                     Twelve             Seven                         Twelve
                                     Months             Months                        Months
                                      Ended             Ended                          Ended
                                     12/31/99          7/31/99          Adjust        12/31/99
                                     --------         --------          ------      -----------
Interest
  long term debt                      81,732            23,851          17,500         123,083
  other interest                      34,483             6,411            --            40,894

  one third rentals                    1,665             1,492            --             3,157
                                     --------         --------          ------      -----------
  total fixed charges                117,880            31,754          17,500         167,134
                                     --------         --------          ------      -----------
Preferred dividends
  requirements                        20,596             7,332            --            27,928
                                     --------         --------          ------      -----------
Total fixed charges
  and preferred
  dividends                          138,476            39,086          17,500         195,062
                                     --------         --------          ------      -----------
                                     --------         --------          ------      -----------

EARNINGS

Net income (before
  preferred dividend
  requirements)                       59,243            42,292         (11,497)         90,037

Add
  fixed charges
  (from above)                       138,476            39,086          17,500         195,063
  taxes on income                     26,086            23,429          (6,125)         43,390
                                     --------         --------          ------      -----------

Total earnings for
  purpose of ratio                   223,805           104,807            (122)        328,490
                                     --------         --------          ------      -----------
                                     --------         --------          ------      -----------
Ratio of earnings
  to fixed charges and
  preferred dividends
                                        1.62                                              1.68
                                     --------                                       -----------
                                     --------                                       -----------

Notes:

1. The combined pro forma ratio of earning to fixed charges is presented as if the merger had occurred on January 1, 1999. Combined pro forma fixed charges reflect the recognition of an additional seven months of interest expense as if the debt


                                      34
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   for financing the merger had been incurred on January 1, 1999. The interest expense, as presented, is calculated using annual rate of approximately 6.5%. Combined pro forma earnings include the effect of an additional seven months of interest expense and an additional seven months of goodwill amortization expense for unregulated subsidiaries. Combined pro forma earnings also reflect an adjustment to reduce income taxes because of the higher expenses previously described.